Exhibit 12
AMERICAN AIRLINES, INC,
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Income (Loss):
Income (Loss) before income taxes	$228	$(264)	$(55)	$(1,940)
Add: Total fixed charges (per below)	416	391	847	804
Less: Interest capitalized	12	12	25	24
Total earnings (loss) before income taxes	$632	$115	$767	$(1,160)
Fixed charges:
Interest	$153	$157	$328	$328
Portion of rental expense representative of the interest factor	258	219	508	445
Amortization of debt expense	5	15	11	31
Total fixed charges	$416	$391	$847	$804
Ratio of earnings to fixed charges	1.52	—	—	—
Coverage deficiency	$—	$276	$80	$1,964